Exhibit (d)(6)(i)

Prudential Investments, LLC

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102

September 20, 2013

The Board of Directors

Prudential World Fund, Inc.

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102

Re:	Prudential Jennison Global Infrastructure Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through February 28, 2015 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes, interest and brokerage commissions) of each class of shares to 1.25% of the Fund’s average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:	/s/ Scott E. Benjamin

Name:	Scott E. Benjamin

Title:	Executive Vice President